Exhibit 99.3

# Financial Statements

Franco Nevada
The GOLD Investment that WORKS

CANADA
9999
9999
FINE GOLD 1 OZ OR PUR
UNITED STATES
OF AMERICA
.9995
PLATINUM
1 oz.
$100

Franco-Nevada Corporation

Condensed Consolidated Statements of Financial Position

(unaudited, in millions of U.S. dollars)

	At September 30,	At December 31,
	2019	2018
ASSETS
Cash and cash equivalents (Note 4)	$91.7	$69.7
Receivables	85.6	75.5
Loan receivable (Note 5)	34.0	—
Prepaid expenses and other (Note 6)	49.7	33.3
Current assets	$261.0	$178.5

Royalty, stream and working interests, net (Note 7)	$4,845.7	$4,555.6
Investments (Note 5)	143.8	169.7
Deferred income tax assets	7.2	17.3
Other assets (Note 8)	12.4	10.7
Total assets	$5,270.1	$4,931.8

LIABILITIES
Accounts payable and accrued liabilities	$34.4	$23.6
Current income tax liabilities	6.6	1.4
Current liabilities	$41.0	$25.0

Lease liabilities	$2.6	$—
Long-term debt (Note 9)	242.4	207.6
Deferred income tax liabilities	78.5	67.3
Total liabilities	$364.5	$299.9

SHAREHOLDERS’ EQUITY (Note 15)
Share capital	$5,316.2	$5,158.3
Contributed surplus	17.3	15.6
Deficit	(231.5)	(321.7)
Accumulated other comprehensive loss	(196.4)	(220.3)
Total shareholders’ equity	$4,905.6	4,631.9
Total liabilities and shareholders’ equity	$5,270.1	$4,931.8

Contingencies (Note 19)
Subsequent events (Note 20)

The accompanying notes are an integral part of these condensed consolidated financial statements.

2019 Third Quarter Financial Statements	2

Franco-Nevada Corporation

Condensed Consolidated Statements of Income and Comprehensive Income

(unaudited, in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Revenue (Note 10)	$235.7	$170.6	$586.0	$505.0

Costs of sales
Costs of sales (Note 11)	$38.7	33.4	$98.5	$93.4
Depletion and depreciation	70.7	66.0	190.5	186.2
Total costs of sales	$109.4	99.4	$289.0	$279.6
Gross profit	$126.3	71.2	$297.0	$225.4

Other operating expenses (income)
General and administrative expenses	$5.6	5.2	$18.1	$17.4
(Gain) loss on sale of gold bullion	(1.5)	0.2	(2.3)	(0.1)
Total other operating expenses (income)	$4.1	5.4	$15.8	$17.3
Operating income	$122.2	65.8	$281.2	$208.1
Foreign exchange gain and other income (expenses)	$—	0.1	$—	$0.6
Income before finance items and income taxes	$122.2	65.9	$281.2	$208.7

Finance items (Note 13)
Finance income	$0.8	0.7	$2.7	$2.4
Finance expenses	(3.5)	(0.7)	(8.5)	(2.4)
Net income before income taxes	$119.5	65.9	$275.4	$208.7

Income tax expense (Note 14)	17.9	13.8	44.6	38.4
Net income	$101.6	$52.1	$230.8	$170.3

Other comprehensive (loss) income

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(10.5)	11.2	$17.6	$(29.3)

Items that will not be reclassified subsequently to profit and loss:
Changes in the fair value of equity investments at fair value through other comprehensive (loss) income ("FVTOCI"),
net of income tax (Note 5)	(43.4)	13.6	4.3	(1.7)
Other comprehensive (loss) income	$(53.9)	24.8	$21.9	$(31.0)

Comprehensive income	$47.7	$76.9	$252.7	$139.3

Earnings per share (Note 16)
Basic	$0.54	$0.28	$1.23	$0.92
Diluted	$0.54	$0.28	$1.23	$0.91
Weighted average number of shares outstanding (Note 16)
Basic	187.7	186.1	187.3	186.1
Diluted	188.1	186.4	187.6	186.4

The accompanying notes are an integral part of these condensed consolidated financial statements.

2019 Third Quarter Financial Statements	3

Franco-Nevada Corporation

Condensed Consolidated Statements of Cash Flows

(unaudited, in millions of U.S. dollars)

	For the nine months ended
	September 30,
	2019	2018
Cash flows from operating activities
Net income	$230.8	$170.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	190.5	186.2
Non-cash costs of sales	—	5.7
Share-based payments	3.9	4.1
Unrealized foreign exchange gain	—	(0.1)
Deferred income tax expense	19.4	7.5
Other non-cash items	(4.0)	(0.9)
Acquisition of gold bullion	(23.6)	(19.4)
Proceeds from sale of gold bullion	28.2	8.1
Operating cash flows before changes in non-cash working capital	$445.2	$361.5
Changes in non-cash working capital:
(Increase) decrease in receivables	$(10.1)	$5.2
(Increase) decrease in prepaid expenses and other	(16.2)	10.3
Increase in current liabilities	14.2	—
Net cash provided by operating activities	$433.1	$377.0

Cash flows from investing activities
Acquisition of royalty, stream and working interests	$(436.3)	$(702.3)
Acquisition of energy well equipment	(0.9)	(1.1)
Acquisition of investments	(3.9)	—
Proceeds from sale of investments	6.8	—
Net cash used in investing activities	$(434.3)	$(703.4)

Cash flows from financing activities
Proceeds from at-the-market equity offering	$83.0	$—
Proceeds from draw of revolving credit facilities	275.0	—
Proceeds from draw of term loan	160.0	—
Repayment of revolving credit facilities	(400.0)	—
Credit facility amendment costs	(0.8)	(0.5)
Payment of dividends	(102.9)	(104.5)
Proceeds from exercise of stock options	8.5	0.1
Net cash provided by (used in) financing activities	$22.8	$(104.9)
Effect of exchange rate changes on cash and cash equivalents	$0.4	$(2.9)
Net change in cash and cash equivalents	$22.0	$(434.2)
Cash and cash equivalents at beginning of period	$69.7	$511.1
Cash and cash equivalents at end of period	$91.7	$76.9

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$7.7	$1.7
Income taxes paid	$33.1	$20.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

2019 Third Quarter Financial Statements	4

Franco-Nevada Corporation

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(unaudited, in millions of U.S. dollars)

			Accumulated
			Other
	Share Capital	Contributed	Comprehensive
	(Note 15)	Surplus	Income (Loss)	Deficit	Total Equity
Balance at January 1, 2019	$5,158.3	$15.6	$(220.3)	$(321.7)	$4,631.9
Net income	—	—	—	230.8	230.8
Other comprehensive income	—	—	21.9	—	21.9
Total comprehensive income	$—	$—	$—	$—	$252.7
At-the-market equity offering	83.0	—	—	—	83.0
Acquisition of Salares Norte	27.0	—	—	—	27.0
Exercise of stock options	11.4	(2.9)	—	—	8.5
Share-based payments	—	4.6	—	—	4.6
Loss on disposal of equity investments at FVTOCI	—	—	2.0	(1.2)	0.8
Dividend reinvestment plan	36.5	—	—	—	36.5
Dividends declared	—	—	—	(139.4)	(139.4)
Balance at September 30, 2019	$5,316.2	$17.3	$(196.4)	$(231.5)	$4,905.6

Balance at January 1, 2018	$5,107.8	$14.2	$(133.6)	$(282.9)	$4,705.5
Net income	—	—	—	170.3	170.3
Other comprehensive loss	—	—	(31.0)	—	(31.0)
Total comprehensive income	$—	$—	$—	$—	$139.3
Exercise of stock options	0.1	—	—	—	0.1
Share-based payments	—	4.5	—	—	4.5
Dividend reinvestment plan	28.4	—	—	—	28.4
Dividends declared	—	—	—	(132.9)	(132.9)
Balance at September 30, 2018	$5,136.3	$18.7	$(164.6)	$(245.5)	$4,744.9

The accompanying notes are an integral part of these condensed consolidated financial statements.

2019 Third Quarter Financial Statements	5

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 – Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and a diversity of revenue sources with a target of no more than 20% from energy (oil, gas and natural gas liquids). The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration, in Latin America, United States, Canada, Australia and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

(a)Basis of presentation

These unaudited condensed consolidated interim financial statements include the accounts of Franco-Nevada and its wholly-owned subsidiaries (its “subsidiaries”) (hereinafter together with Franco-Nevada, the “Company”). These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34 Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018 and were prepared using the same accounting policies, method of computation and presentation as were applied in the annual consolidated financial statements for the year ended December 31, 2018, except as referenced in Note 2(b). These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 11, 2019.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three and nine months ended September 30, 2019 are not necessarily indicative of the results to be expected for the full year. Seasonality is not considered to have a significant impact over the condensed consolidated interim financial statements. Taxes on income in the interim period have been accrued using the tax rates that would be applicable to expected total annual income.

(b)New and amended standards adopted by the Company

The following accounting standards were adopted by the Company as of January 1, 2019. The impact of the adoption of these standards and the new accounting policies are disclosed below.

IFRS 16 Leases

Effective January 1, 2019, the Company has adopted IFRS 16 Leases (“IFRS 16”). IFRS 16 requires lessees to recognize assets and liabilities for most leases. The new standard was applied using a modified retrospective approach whereby the effects of the change in accounting policies for leases as at January 1, 2019 are presented together as a single adjustment to the opening balance of deficit. Therefore, the comparative information has not been restated and continues to be reported under IAS 17 Leases.

As permitted under transitional provisions, the Company has elected to use the following practical expedients:

•	Not to separate non-lease from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.
•	Not to recognize right-of-use assets and associated liabilities for low value assets or lease terms of 12 months or less.
•	Measure its right-of-use assets at amounts equal to the associated lease liabilities; as such, the adjustment to deficit on transition is nil.

The Company’s significant lease arrangements relate to its office premises. Adoption of the new standard resulted in the recognition of right-of-use assets of $2.8 million within other assets on the statement of financial position, measured at an amount equal to the related lease liability, discounted using a weighted average incremental borrowing rate of 4.55% at January 1, 2019.

2019 Third Quarter Financial Statements	6

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

IFRIC 23 Uncertainty over Income Tax Treatments

Effective January 1, 2019, the Company has adopted IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”). IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 Income Taxes when there is uncertainty over income tax treatments. The application of IFRIC 23 did not impact the Company’s consolidated financial statements.

(c)New accounting standards issued but not yet effective

Amendments to IFRS 3 Business Combinations

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations (“IFRS 3”). The amendments are intended to assist entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. The amendments to IFRS 3 are effective for annual reporting periods beginning on or after January 1, 2020 and apply prospectively. Earlier application is permitted. While it is generally expected that the application of the amendments will result in more acquisitions being accounted for as asset acquisitions, the Company will evaluate the impact of the amendments based on the nature and terms of acquisitions the Company may complete in future periods.

Note 3 – Acquisitions and other transactions

(a)	Acquisition of Premier Gold Royalty Interests

On September 25, 2019, Franco-Nevada acquired two royalties from Premier Gold Mines Limited (“Premier”) for $6.0 million, including a 2% net smelter royalty (“NSR”) on property owned by Newmont Goldcorp Corporation adjoining its Musselwhite Mine in Northwestern Ontario and a 1.5% NSR on Nevada Gold Mines LLC’s Rain/Emigrant and Saddle properties located at the south end of the Carlin Trend in Nevada.

The acquisitions of the Premier royalties have been accounted for as asset acquisitions.

(b)	Acquisition of U.S. Oil & Gas Royalty Interest – Marcellus, Pennsylvania

On July 22, 2019, Franco-Nevada acquired from Range Resources Corporation (“Range”) an overriding royalty interest on acreage in the Marcellus for a gross purchase price of $300.0 million. The royalty is calculated as 1% of gross production, less allowed deductions from approximately 350,000 net acres of Range’s working interest position in Washington, Western Allegheny and Southern Beaver Counties in Pennsylvania. The royalty applies to existing production and future development from the Marcellus formation as well as future potential development from the Utica and Upper Devonian formations.

The acquisition was financed with a combination of cash on hand and funds drawn from the Corporate Revolver, as referenced in Note 9(a). The acquisition has an effective date of March 1, 2019. Between the effective date and the closing date, the asset has generated approximately $9.1 million in royalties.

The acquisition of the Marcellus royalty has been accounted for as an asset acquisition.

(c)	Acquisition of U.S. Oil & Gas Mineral Rights with Continental Resources, Inc. – SCOOP and STACK, Oklahoma

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental Resources, Inc. to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights in the South Central Oklahoma Oil Province (“SCOOP”) and Sooner Trend Anadarko Basin Canadian and Kingfisher Counties (“STACK”) plays of Oklahoma.

2019 Third Quarter Financial Statements	7

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

In the three and nine months ended September 30, 2019, the Company recorded contributions to the Royalty Acquisition Venture of $19.6 million and $106.1 million, respectively. As at September 30, 2019, $1.8 million included in accounts payable on the consolidated statement of financial position relates to contributions to the Royalty Acquisition Venture funded after period-end. As at September 30, 2019, the total cumulative investment in the Royalty Acquisition Venture totalled $367.9 million and Franco-Nevada has remaining commitments of up to $152.1 million to be funded by December 31, 2021.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

(d)	Acquisition of Valentine Lake Royalty Interest – Newfoundland, Canada

On February 21, 2019, Franco-Nevada acquired a 2% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Lake Gold Camp in central Newfoundland for C$18.0 million ($13.7 million). Marathon has an option to buy back 0.5% of the NSR for $7.0 million until December 31, 2022.

The acquisition of the Valentine Lake royalty has been accounted for as an asset acquisition.

(e)	Acquisition of Salares Norte Royalty Interest – Chile

On January 31, 2019, Franco-Nevada, through a wholly-owned subsidiary, acquired an existing 2% NSR on Gold Fields’ Salares Norte project in the Atacama region of northern Chile for $32.0 million, comprised of $27.0 million of Franco-Nevada common shares  (366,499 common shares) and $5.0 million in cash. Gold Fields has an option to buy back 1% of the NSR for $6.0 million within 24 months of the commencement of commercial production.

The acquisition of the Salares Norte royalty has been accounted for as an asset acquisition.

Note 4 – Cash and cash equivalents

As at September 30, 2019 and 2018, cash and cash equivalents were primarily held in interest-bearing deposits.

Cash and cash equivalents comprised the following:

	At September 30,	At December 31,
	2019	2018
Cash deposits	$76.7	$60.3
Term deposits	15.0	9.4
	$91.7	$69.7

Note 5 – Investments

Investments comprise the following: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable extended to Noront Resources Ltd. as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015. The loan has a maturity date of April 28, 2020, and is presented as a current investment on the consolidated statement of financial position.

Current and long-term investments comprised the following:

	At September 30,	At December 31,
	2019	2018
Loan receivable	$34.0	$—
	$34.0	$—

Equity investments	$142.8	$136.7
Warrants	1.0	0.7
Loan receivable	—	32.3
	$143.8	$169.7

2019 Third Quarter Financial Statements	8

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The change in the fair value of equity investments recognized in other comprehensive income (loss) for the periods ended September 30, 2019 and 2018 were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Change in the fair value of equity investments at FVTOCI	$(50.3)	$15.6	$4.2	$(2.1)
Deferred tax recovery (expense) in other comprehensive income	6.9	(2.0)	0.1	0.4
Change in the fair value of equity investments at FVTOCI, net of tax	$(43.4)	13.6	$4.3	$(1.7)

Note 6 – Prepaid expenses and other current assets

Prepaid expenses and other current assets comprised the following:

	At September 30,	At December 31,
	2019	2018
Gold bullion	$25.5	$27.8
Stream ounces inventory	6.4	—
Prepaid expenses	17.7	5.4
Debt issue costs	0.1	0.1
	$49.7	$33.3

Note 7 – Royalty, stream and working interests

Royalty, stream and working interests, net of accumulated depletion and impairment charges, comprised the following:

		Accumulated
As at September 30, 2019	Cost	Depletion(1)	Impairment	Carrying Value
Mining royalties	$1,024.3	$(605.1)	$—	$419.2
Streams	4,270.9	(1,420.4)	—	2,850.5
Energy	1,724.3	(373.6)	—	1,350.7
Advanced	206.4	(30.6)	—	175.8
Exploration	62.1	(12.6)	—	49.5
	$7,288.0	$(2,442.3)	$—	$4,845.7
1.	Accumulated depletion includes previously recognized impairment charges.

		Accumulated
As at December 31, 2018	Cost	Depletion(1)	Impairment	Carrying Value
Mining royalties	$1,021.4	$(571.3)	$—	$450.1
Streams	4,346.3	(1,303.3)	(75.4)	2,967.6
Energy	1,303.8	(337.2)	—	966.6
Advanced	159.9	(30.1)	—	129.8
Exploration	54.7	(12.6)	(0.6)	41.5
	$6,886.1	$(2,254.5)	$(76.0)	$4,555.6
1.	Accumulated depletion includes previously recognized impairment charges.

2019 Third Quarter Financial Statements	9

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Changes in royalty, stream and working interests for the periods ended September 30, 2019 and December 31, 2018 were as follows:

	Mining
	Royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2018	$486.1	$2,575.4	$682.7	$151.9	$43.1	$3,939.2
Acquisitions	0.5	630.4	354.5	1.8	1.4	988.6
Transfers	16.4	—	—	(16.4)	—	-
Impairments	—	(75.4)	—	—	(0.6)	(76.0)
Depletion	(42.5)	(162.8)	(37.3)	(1.1)	(0.2)	(243.9)
Impact of foreign exchange	(10.4)	—	(33.3)	(6.4)	(2.2)	(52.3)
Balance at December 31, 2018	$450.1	$2,967.6	$966.6	$129.8	$41.5	$4,555.6
Acquisitions (Note 3)	—	—	411.3	45.7	8.0	465.0
Depletion	(33.8)	(117.1)	(36.4)	(0.5)	—	(187.8)
Impact of foreign exchange	2.9	—	9.2	0.8	—	12.9
Balance at September 30, 2019	$419.2	$2,850.5	$1,350.7	$175.8	$49.5	$4,845.7

Of the total net book value as at September 30, 2019, $3,795.3 million (December 31, 2018 - $2,233.0 million) is depletable and $1,050.4 million (December 31, 2018 - $2,322.6 million) is non-depletable.

Note 8 – Other assets

Other assets comprised the following:

	At September 30,	At December 31,
	2019	2018
Energy well equipment, net	$9.4	$10.2
Right-of-use assets, net	2.5	—
Furniture and fixtures, net	0.5	0.5
	$12.4	$10.7

Note 9 – Debt

Changes in obligations related to the Company’s credit facilities were as follows:

	Corporate	FNBC	Corporate
	Revolver	Revolver	Term Loan	Total
Balance at January 1, 2018	$—	$—	$—	$—
Drawdowns	210.0	27.0	—	237.0
Repayment	—	(27.0)	—	(27.0)
Balance at December 31, 2018	$210.0	$—	$—	$210.0
Drawdowns	275.0	—	160.0	435.0
Repayment	(400.0)	—	—	(400.0)
Total debt	$85.0	$—	$160.0	$245.0
Less: Debt issue costs	(2.6)	—	—	(2.6)
Balance at September 30, 2019	$82.4	$—	$160.0	$242.4

(a)Corporate Revolver

The Company has a five-year $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). During the nine months ended September 30, 2019, the Company drew down $275.0 million to finance the acquisition of an oil and gas royalty  in the Marcellus, as referenced in Note 3(b).  The Company paid down $400.0 million with $240.0 million of cash on hand and $160.0 million drawn from the term loan as described in Note 9(b). The balance outstanding on the Corporate Revolver as at September 30, 2019 was $85.0 million.

On March 26, 2019, the Company amended its Corporate Revolver by extending the term from March 22, 2023 to March 22, 2024 and reducing the applicable margins and standby fee, depending on the Company’s leverage ratio.

2019 Third Quarter Financial Statements	10

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Advances under the Corporate Revolver can be drawn as follows:

U.S. dollars

·Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.00% and 1.05% per annum depending upon the Company’s leverage ratio; or

·LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.00% and 2.05% per annum, depending on the Company’s leverage ratio.

Canadian dollars

·Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company’s leverage ratio; or

·Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.00% and 2.05%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Corporate Revolver are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Corporate Revolver.

 (b)Corporate Term Loan

On April 17, 2019, the Company entered into an unsecured, one-year term credit facility (the “Corporate Term Loan”) in the amount of $160.0 million to pay down amounts borrowed under the Corporate Revolver, as referenced in Note 9(a). The amount was drawn as a one-month LIBOR loan with interest payable at a rate of LIBOR plus 0.85%.

On September 25, 2019, the Company amended the Corporate Term Loan by extending the term from April 17, 2020 to April 17, 2021. The Corporate Term Loan is presented as a non-current liability on the consolidated statement of financial position.

(c) FNBC Revolver

The Company’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), has an unsecured revolving term credit facility (the “FNBC Revolver”). The FNBC Revolver provides for the availability over a one-year period of up to $100.0 million in borrowings. On March 19, 2019, the maturity date of the FNBC Revolver was extended by an additional year, to March 20, 2020.

2019 Third Quarter Financial Statements	11

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 10 – Revenue

Revenue classified by commodity, geography and type comprised the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Commodity
Gold(1)	$151.1	$110.6	$371.0	$337.5
Silver	23.8	20.5	60.4	62.1
Platinum-group metals(1)	17.2	9.0	51.0	27.9
Other mining commodities	6.1	4.3	17.7	9.6
Mining	$198.2	$144.4	$500.1	$437.1
Energy	37.5	26.2	85.9	67.9
	$235.7	$170.6	$586.0	$505.0
Geography
Latin America	$111.7	$74.6	$247.6	$215.6
United States	47.8	33.9	116.7	100.1
Canada(1)	40.0	32.6	118.5	95.3
Rest of World	36.2	29.5	103.2	94.0
	$235.7	$170.6	$586.0	$505.0
Type
Revenue-based royalties	$75.9	$47.5	$188.7	$146.4
Streams(1)	140.6	99.3	333.4	293.7
Profit-based royalties	10.3	11.4	37.2	35.1
Other	8.9	12.4	26.7	29.8
	$235.7	$170.6	$586.0	$505.0
1.

Includes revenue of $0.1 million and  $1.3 million of provisional price adjustments for gold and platinum-group metals, respectively, for the three months ended September 30, 2019  (Q3/2018 - $0.2 million and $0.7 million, respectively). For the nine months ended September 30, 2019, includes revenue of $0.1 million and $4.7 million of provisional pricing adjustments for gold and platinum-group metals, respectively (YTD/2018 - $1.5 million and $2.1 million, respectively).

Note 11 – Costs of sales

Costs of sales comprised the following:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Costs of stream sales	$36.2	$29.3	$91.6	82.0
Costs of prepaid ounces	—	2.0	—	5.7
Mineral production taxes	0.6	0.6	1.8	1.7
Energy operating costs	1.9	1.5	5.1	4.0
	$38.7	$33.4	$98.5	$93.4

2019 Third Quarter Financial Statements	12

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 12 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Short-term benefits(1)	$0.8	$0.8	$2.4	$2.4
Share-based payments(2)	2.2	0.3	5.6	2.7
	$3.0	$1.1	$8.0	$5.1
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2.	Represents the expense of stock options and restricted share units, and mark-to-market charges on deferred share units during the period.

Note 13 – Finance income and expenses

Finance income and expenses for the periods ended September 30, 2019 and 2018 were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
(expressed in millions)	2019	2018	2019	2018
Finance income
Interest	$0.8	$0.7	$2.7	$2.4
	$0.8	$0.7	$2.7	$2.4
Finance expenses
Interest	$2.6	—	$6.2	$—
Standby charges	0.7	$0.5	1.6	1.7
Amortization of debt issue costs	0.2	0.2	0.6	0.7
Accretion of lease liabilities	—	—	0.1	—
	$3.5	$0.7	$8.5	$2.4

Note 14 - Income taxes

Income tax expense for the periods ended September 30, 2019 and 2018 was as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Current income tax expense	$3.8	18.1	$25.2	$30.9
Deferred income tax expense	14.1	(4.3)	19.4	7.5
	$17.9	$13.8	$44.6	$38.4

The Company is undergoing an audit by the Canada Revenue Agency of its 2012-2015 taxation years, as referenced in Note 19.

2019 Third Quarter Financial Statements	13

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 15 – Shareholders’ equity

(a)	Share capital

The Company’s authorized capital stock includes an unlimited number of common shares (188,581,112 common shares issued and outstanding as at September 30, 2019) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital in the nine months ended September 30, 2019 and year ended December 31, 2018 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2018	185,930,331	$5,107.8
Exercise of stock options	94,018	5.5
Vesting of restricted share units	52,882	3.3
Dividend reinvestment plan (Note 15(c))	615,250	41.7
Balance at December 31, 2018	186,692,481	$5,158.3
At-the-market equity offering (Note 15(b))	884,000	83.0
Acquisition of Salares Norte (Note 3(e))	366,499	27.0
Exercise of stock options	205,653	11.4
Dividend reinvestment plan (Note 15(c))	432,479	36.5
Balance at September 30, 2019	188,581,112	$5,316.2

(b)	At-the-Market Equity Program

On July 19, 2019, the Company established an at-the-market equity program (the “ATM Program”) whereby the Company is permitted to issue up to an aggregate of $200 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations and blackout periods. The ATM Program is effective until July 18, 2020, unless terminated prior to such date by the Company.

During the three months ended September 30, 2019, the Company issued 884,000 common shares at an average price per common share of $95.38.  The gross proceeds to the Company from these issuances were $84.3 million, and the net proceeds were $83.0 million after deducting agent commission costs of $0.8 million and other share issuance costs of $0.5 million.

(c)	Dividends

The Company declared dividends of $0.25 per common share (Q3/2018 - $0.24 per common share) and $0.74 per common share (YTD/2018 - $0.71 per common share), for the three and nine months ended September 30, 2019.

Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Cash dividends	$32.9	$33.8	$102.9	$104.5
DRIP dividends	14.2	11.2	36.5	28.4
	$47.1	$45.0	$139.4	$132.9
(d)	Stock-based payments

During the three and nine months ended September 30, 2019, an expense of $1.3 million (Q3/2018 - $1.5 million) and $3.9 million (YTD/2019 - $4.1 million) related to stock options has been included in the consolidated statement of income and other comprehensive income, respectively. In the three and nine months ended September 30, 2019,  $0.3 million (Q3/2018 – nil) and $0.7 million (YTD/2018 - $0.3 million), was capitalized to royalty, stream and working interest, net, respectively.

2019 Third Quarter Financial Statements	14

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 16 – Earnings per share (“EPS”)

	For the three months ended September 30,
2019				2018
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic EPS	$101.6	187.7	$0.54	$52.1	186.1	$0.28
Effect of dilutive securities	—	0.4	—	—	0.3	—
Diluted EPS	$101.6	188.1	$0.54	$52.1	186.4	$0.28

	For the nine months ended September 30,
2019				2018
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic EPS	$230.8	187.3	$1.23	$170.3	186.1	$0.92
Effect of dilutive securities	—	0.3	—	—	0.3	(0.01)
Diluted EPS	$230.8	187.6	$1.23	$170.3	186.4	$0.91

For the three months ended September 30, 2019,  no stock options (Q3/2018 – 145,521 stock options) were excluded due to being anti-dilutive. For the nine months ended September 30, 2019, 203,166 stock options (YTD/2018 – 145,521 stock options) were excluded due to being anti-dilutive. RSUs totaling 69,442 (2018 -  73,762 RSUs) were excluded from the computation of diluted EPS due to the performance criteria for the vesting of the RSUs not being measurable as at September 30, 2019.

Note 17 – Segment reporting

The chief operating decision-maker organizes and manages the business under two operating segments, consisting of royalty, stream and working interests in each of the mining and energy sectors.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	For the three months ended September 30,
	2019			2018
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$198.2	$37.5	$235.7	$144.4	$26.2	$170.6

Income/(expenses)
Costs of sales	$36.8	$1.9	$38.7	$31.9	$1.5	$33.4
Depletion and depreciation	54.1	15.6	69.7	54.7	10.4	65.1
Segment gross profit	$107.3	$20.0	$127.3	$57.8	$14.3	$72.1

	For the nine months ended September 30,
	2019			2018
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$500.1	$85.9	$586.0	$437.1	$67.9	$505.0

Income/(expenses)
Costs of sales	$93.4	$5.1	$98.5	$89.4	$4.0	$93.4
Depletion and depreciation	151.4	36.4	187.8	157.1	26.6	183.7
Segment gross profit	$255.3	$44.4	$299.7	$190.6	$37.3	$227.9

2019 Third Quarter Financial Statements	15

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

A reconciliation of total segment gross profit to consolidated net income before income taxes is presented below:

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2019	2018	2019	2018
Total segment gross profit	$127.3	$72.1	$299.7	$227.9

Other operating (income)/expenses
General and administrative expenses	$5.6	$5.2	$18.1	$17.4
Gain on sale of bullion	(1.5)	0.2	(2.3)	(0.1)
Depreciation	1.0	0.9	2.7	2.5
Foreign exchange (gain) and other income (expenses)	-	(0.1)	-	(0.6)
Income before finance items and income taxes	$122.2	$65.9	$281.2	$208.7

Finance items
Finance income	$0.8	$0.7	$2.7	$2.4
Finance expenses	(3.5)	(0.7)	(8.5)	(2.4)
Net income before income taxes	$119.5	$65.9	$275.4	$208.7

Note 18 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the nine months ended September 30, 2019.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at September 30, 2019	(Level 1)	(Level 2)	(Level 3)	Fair Value
Receivables from provisional concentrate sales	$—	$12.4	$—	$12.4
Equity investments	138.9	—	3.9	142.8
Warrants	—	1.0	—	1.0
	$138.9	$13.4	$3.9	$156.2

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2018	(Level 1)	(Level 2)	(Level 3)	Fair Value
Receivables from provisional concentrate sales	$—	$8.5	$—	$8.5
Equity investments	132.8	—	3.9	136.7
Warrants	—	0.7	—	0.7
	$132.8	$9.2	$3.9	$145.9

2019 Third Quarter Financial Statements	16

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The fair values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, loan receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature, historically negligible credit losses, fair value of collateral, and/or floating interest rate on the debt.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Aggregate
As at December 31, 2018	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$14.6	$14.6
	$—	$—	$14.6	$14.6

The valuation techniques that are used to measure fair value are as follows:

(a)	Receivables

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(b)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds one equity investment that does not have a quoted market price in an active market. The Company has assessed the fair value of the instrument based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

(c)	Royalty, stream, and working interests

The fair values of royalty, stream, and working interests are determined primarily using a market approach using unobservable discounted future cash-flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

Note 19 – Contingencies

Canada Revenue Agency Audit:

The Canada Revenue Agency (“CRA”) is conducting an audit of Franco-Nevada’s 2012-2015 taxation years.

(a)	Canadian Domestic (2014-2015):

Certain wholly-owned Canadian subsidiaries of the Company received proposal letters (the “CRA Letters”) from the CRA at the end of May 2019.  The CRA Letters propose to reassess the 2014 and 2015 taxation years to increase income by adjusting the timing of the deduction of the upfront payments with respect to precious metal streams, resulting in additional Federal and provincial income taxes of approximately $1.6 million plus interest and applicable penalties (after applying available non-capital losses). Subsequently, in October 2019, the Company received Notices of Reassessment from the CRA for the 2014 and 2015 taxation years in accordance with the CRA Letters.

(b)	Mexico (2013):

The Company received a Notice of Reassessment (the “Reassessment”) dated December 24, 2018 from the CRA for the 2013 taxation year in relation to the Company’s Mexican subsidiary. The Reassessment assesses the Company for additional Federal and provincial income taxes of C$10.7 million ($8.1 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty.

2019 Third Quarter Financial Statements	17

Franco-Nevada Corporation

Notes to the Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(unaudited, expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

For the 2013 taxation year, the Company’s Mexican subsidiary paid 154.3 million Pesos ($12.1 million) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

Management believes that the Company and its subsidiaries have filed their tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no amounts have been recorded in the financial statements of the Company for the Reassessment, the CRA Letters or for any potential tax liability that may arise in respect of these matters. The Company intends to vigorously defend its position.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its income tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Note 20 – Subsequent events

Corporate Revolver Partial Repayment

Subsequent to September 30, 2019, the Company paid down $65.0 million of the balance outstanding under its Corporate Revolver, reducing the balance from $85.0 million to $20.0 million.

2019 Third Quarter Financial Statements	18

www.franco-nevada.com

FNV TSX/NYSE

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